June 6, 2006

By U. S. Mail and EDGAR filing

Ms. Joyce Sweeney
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 4561
Washington D. C. 20549


         Re:  AMCORE Financial, Inc.
              Form 10-K for the fiscal year ended December 31, 2005 Form 10-Q for the fiscal quarter ended March 31, 2006 File No. 0-13393


Dear Ms. Sweeney:

AMCORE Financial, Inc. (the "Company") has received and reviewed the additional comments from the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter dated May 16, 2006, regarding the Commission's review of the Company's response letter filed on April 28, 2006. The Company hereby submits its responses to the Staff's comments contained in the Comment Letter dated May 16, 2006, as set forth below. For the convenience of the Staff, each of the Staff's comments has been reproduced below and is set forth in bold immediately prior to the Company's response.

10-K for the Fiscal Year Ended December 31, 2005
------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 1 - Summary of Significant Accounting Policies, page 53
------------------------------------------------------------

Derivative Financial Instruments and Hedging Activities, page 57
----------------------------------------------------------------

1. Please provide us with an example demonstrating the hedge strategy of a fixed rate forward loan commitment and the subsequent loan. In your example, please tell us the following:

     o    the specific terms of the hedged item and hedging instrument;
     o    the specific risk being hedged;
     o how you determined that the firm commitment meets the criteria of paragraph 21 to be considered a hedged item;
     o how you determined that the forward-starting swap hedges both the commitment and loan, when issued;
     o    how you determined that this is one continuous hedge relationship; and
     o    how you assessed effectiveness at inception and on an ongoing basis.

The following describes this kind of hedging relationship. A prospective loan customer applies for a fixed rate loan and requests that the interest rate be fixed prior to the time that the loan will be funded. At the date this is formally agreed to with the loan customer (a firm commitment, written to comply with the definition of Firm Commitment as contained in Appendix F of SFAS 133), the Company concurrently enters into a forward starting swap whereby the Company will receive a variable rate and pay a fixed rate to the swap counter-party. The forward-starting swap begins on the date the firm commitment is entered into and continues through the eventual maturity of the subsequent loan (continuous hedge relationship). The accrual of interest on the loan and the swap begin on the loan funding date. Thus, no swap net settlements and no interest on the loan is owed or paid prior to the time the loan closes. These net settlements begin when the firm commitment becomes a loan and the Company begins to receive a fixed rate interest payment from the loan customer. The hedging relationship is designed such that the critical terms of the swap and the hedged item match at the inception of the firm commitment, when the loan closes and throughout the hedging relationship. The specific risk being hedged is interest rate risk only. The benchmark rate is LIBOR.

During the course of preparing this response letter, the Company determined that the "matched terms" approach was not applicable and therefore hedge accounting was not appropriate since inception and will be discontinued. Thus, a specific example has not been included. See explanation under question 2, below.


2. With respect to this hedge strategy, please provide us with a comprehensive analysis describing your basis for concluding that no ineffectiveness would be present and application of paragraph 65 of SFAS 133 is appropriate. In your analysis, describe how you determined that there any credit differences between the hedging instrument and hedged item would not result in ineffectiveness.

Subsequent to the Company's response letter dated April 28, 2006, but during the course of the Company's preparation of this response letter, it was determined that this hedge strategy did not meet the requirements of paragraph 65 of SFAS
133. Specifically, the hedging instruments and respective hedged items do not have credit terms that match. The Company originally concluded that paragraph 70 of SFAS 133, which states that "comparable creditworthiness is not considered a necessary condition to assume no ineffectiveness in a hedge of interest rate risk," was applicable regardless of whether the assumption of no ineffectiveness was determined under paragraph 65 ("matched terms" approach) or paragraph 68 ("short-cut" method) of SFAS 133. Since the hedging relationships were constructed to otherwise comply with paragraph 65 (except for matching credit terms) as well as meet all nine conditions of paragraph 68 that are applicable to fair-value hedges (once the loans closed and became recognized interest-bearing assets), the Company did not believe that it was required to determine potential ineffectiveness associated with credit differences. The Company has since concluded, after consultation with and concurrence by KPMG LLP, its independent registered public accounting firm, that paragraph 70 applies only to determinations under paragraph 68 and not to determinations under paragraph 65.

Other
-----

The Company has assessed the quantitative and qualitative impact on each prior reporting period, both quarterly and annual, of not applying hedge accounting including the entry to correct the error as of both March 31, 2006 and December 31, 2005. The Company has drawn the conclusion, after discussion with members of the Audit Committee, that the correction is not material to the financial statements in any previously filed Form 10-K or Form 10-Q and at March 31, 2006. The pre-tax quantitative impact of correcting this error was $559,580 at March 31, 2006 and $176,967 at December 31, 2005. Hedge accounting will be discontinued and the Company will reverse the impact in the amount of $559,580 during the quarter ended June 30, 2006.

In addition to the assessment of the impact of the above change, the Company has also assessed the aggregate impact including the changes described in its response letter dated April 28, 2006 and concluded it to be immaterial with respect to each referenced period. The aggregate adjustment net of tax will increase net earnings and diluted earnings per share by approximately $336,000 and $.01, respectively, for the quarter ended June 30, 2006.

The Company discussed its conclusions reached with KPMG LLP and KPMG LLP concurred with the conclusions reached.

If we can be of any further assistance, please do not hesitate to let us know. I can be reached at (815) 961-2721. My fax number is (815) 961-7728.

Sincerely,

/s/   Donald H. Wilson
----------------------------

Donald H. Wilson
Executive Vice President
and Chief Financial Officer